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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        IMAGING TECHNOLOGIES CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    45244U104
                                 (CUSIP Number)

                                   E.C. Morgan
                            Morgan Capital Management
                       One Embarcadero Center, Suite 2830
                         San Francisco, California 94111
                                 (415) 788-3232


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 17, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 95244U104                                           Page 2 of 17 Pages
-------------------                                           ------------------

the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 95244U104                                           Page 3 of 17 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Ellison Christopher Morgan, SSN ###-##-####
             Morgan Capital Management
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
             WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER
    NUMBER OF                      29,340
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8         SHARED VOTING POWER
    OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING       9         SOLE DISPOSITIVE POWER
     PERSON                        29,340
      WITH          ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   29,340
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
      EXCLUDES CERTAIN SHARES                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.23%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 95244U104                                           Page 4 of 17 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Ellison Carl Morgan, SSN ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
             PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER
    NUMBER OF                      100,000
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8         SHARED VOTING POWER
    OWNED BY                       0
      EACH          ------------------------------------------------------------
    REPORTING       9         SOLE DISPOSITIVE POWER
     PERSON                        100,000
      WITH          ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   100,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
      EXCLUDES CERTAIN SHARES                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.78%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 95244U104                                           Page 5 of 17 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             MCM Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
             WC;BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER
    NUMBER OF                      0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8         SHARED VOTING POWER
    OWNED BY                       760,000
      EACH          ------------------------------------------------------------
    REPORTING       9         SOLE DISPOSITIVE POWER
     PERSON                        0
      WITH          ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                                   760,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   760,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
      EXCLUDES CERTAIN SHARES                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.94%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 95244U104                                           Page 6 of 17 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Ellison C. Morgan Revocable Trust
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
             PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER
    NUMBER OF                      0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8         SHARED VOTING POWER
    OWNED BY                       262,500
      EACH          ------------------------------------------------------------
    REPORTING       9         SOLE DISPOSITIVE POWER
     PERSON                        0
      WITH          ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                                   262,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   262,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
      EXCLUDES CERTAIN SHARES                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.05%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 95244U104                                           Page 7 of 17 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             2030 Investors, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
             WK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER
    NUMBER OF                      0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8         SHARED VOTING POWER
    OWNED BY                       61,000
      EACH          ------------------------------------------------------------
    REPORTING       9         SOLE DISPOSITIVE POWER
     PERSON                        0
      WITH          ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                                   61,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   61,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
      EXCLUDES CERTAIN SHARES                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.48%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 95244U104                                           Page 8 of 17 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             2030 Investors 401K
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
             BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER
    NUMBER OF                      0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8         SHARED VOTING POWER
    OWNED BY                       32,030
      EACH          ------------------------------------------------------------
    REPORTING       9         SOLE DISPOSITIVE POWER
     PERSON                        0
      WITH          ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                                   32,030
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   32,030
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
      EXCLUDES CERTAIN SHARES                                       |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.25%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 95244U104                                          Page 9 of 17 Pages
-------------------                                          ------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


         This statement is the second amendment to a statement on Schedule 13D filed in respect of the Common Stock of Imaging Technologies Corporation, a Delaware corporation (the "Company"), formerly named "PCPI Technologies", by a group currently consisting of Ellison C. Morgan, MCM Partners, L.P. ("MCM Partners"), Ellison C. Morgan Revocable Trust ("E.C. Morgan Revocable Trust"), 2030 Investors LLC ("2030 Investors"), 2030 Investors 401K ("2030 Investors 401K") and Ellison Carl Morgan, as trustee (collectively, the "Reporting Persons").

Item 1.   Security and Issuer.

Common Stock, par value $.01 per share

         Imaging Technologies Corporation
         11031 Via Frontera
         San Diego, California 92127

Item 2.   Identity and Background.

Name:                               MCM Partners, L.P.

Place of Organization:              California

Principal Business:                 Investments

Address of Principal
Business and Office:                One Embarcadero Center, Suite 2830
                                    San Francisco, CA  94111

Criminal Proceedings:               None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 95244U104                                          Page 10 of 17 Pages
-------------------                                          ------------------

Name:                               Ellison C. Morgan Revocable Trust

Place of Organization:              Oregon

Principal Business:                 Investments

Address of Principal
Business and Office:                121 S.W. Salmon Street, Suite 1400
                                    Portland, OR 97204

Criminal Proceedings:               None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None

Citizenship:                        USA



Name:                               2030 Investors, LLC

Place of Organization:              Oregon

Principal Business:                 Investments

Address of Principal
Business and Office:                121 S.W. Salmon Street, Suite 1400
                                    Portland, OR 97204

Criminal Proceedings:               None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 95244U104                                          Page 11 of 17 Pages
-------------------                                          ------------------

Name:                               2030 Investors 401K

Place of Organization:              Oregon

Principal Business:                 Investments
Address of Principal

Business and Office:                121 S.W. Salmon Street, Suite 1400
                                    Portland, OR 97204

Criminal Proceedings:               None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None



         Ellison  Christopher  Morgan  and  Morgan  Capital  Management  are the
general  partners  of  MCM  Partners,   L.P.  Ellison  C.  Morgan  is  the  sole
stockholder, director and officer of Morgan Capital Management.

         Ellison Carl Morgan is the sole trustee of the Ellison C. Morgan Revocable Trust dated 9/9/82 (the "Trust"). The business address of Ellison Carl Morgan is 121 S.W. Salmon Street, Suite 1400, Portland, Oregon 97204. Mr. Morgan's present principal occupation is President of 2030 Investors LLC, 121 S.W. Salmon Street, Suite 1400, Portland, Oregon 97204. Except as described below, none of the reporting parties has been, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ellison Christopher Morgan and Ellison Carl Morgan are citizens of the United States.

         On September 30, 1998, Ellison Carl Morgan entered into a settlement agreement with the Securities and Exchange Commission (the "Commission") pursuant to which, without admitting or denying the Commission's allegations, Mr. Morgan consented to the issuance of a permanent injunction prohibiting him from violating in the future Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The Commission alleged Mr. Morgan

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 95244U104                                          Page 12 of 17 Pages
-------------------                                          ------------------

engaged in one or more transactions in 1996 involving the securities of Portland General Corporation while in possession of material non-public information regarding its pending acquisition by Enron Group. In settlement of the Commission's lawsuit, Mr. Morgan also agreed to disgorge certain trading profits, and pay civil penalties and pre-judgment interest, in an aggregate amount of $229,808.02. Securities and Exchange Commission v. Ellison C. Morgan and Peter J. Brix, United States District Court for the Southern District of New York, Civil Action No. 98 CIV 6905 (DC).

Item 3.   Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used by Morgan Capital Management to purchase 29,300 shares was approximately $244,803 and was derived from working capital.

         The aggregate amount of funds used by MCM Partners, L.P. to purchase the 760,000 shares of Common Stock owned by it was derived from partnership funds and borrowings from the United States National Bank of Oregon.

         The aggregate net amount of funds used by Ellison C. Morgan Revocable Trust to purchase the 262,500 shares of Common Stock owned by it was approximately $792,385. Such amount was derived from derived from trust funds contributed by Ellison Carl Morgan.

         The aggregate net amount of funds used by 2030 Investors LLC to purchase the 61,000 shares of Common Stock owned by it was approximately $457,074. Such amount was derived from working capital.

         The aggregate amount of funds used by 2030 Investors 401K to purchase the 32,030 shares of Common Stock owned by it was approximately $267,933. Such amount was derived from working capital.

Item 4.   Purpose of Transaction.

         The shares originally were purchased by the Reporting Persons for investment purposes.

         Ellison Carl Morgan  joined the Schedule 13D group of his son,  Ellison
C. Morgan, because Mr. Morgan and his son shared concerns regarding the business prospects of the Company and they expect to coordinate their actions with respect to the Company.

         The Reporting Persons are reviewing their alternatives and intended to closely monitor developments relating to and affecting the Company.

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 95244U104                                          Page 13 of 17 Pages
-------------------                                          ------------------

         Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) As of September 17, 1998, the Reporting Persons beneficially owned the following number of shares of the Company's Common Stock (the approximate percentage of the shares of Common Stock owned as indicated in parentheses below is based on 12,801,078 shares of Common Stock outstanding by the Company on October 9, 1998 according to the Company's Form 10-K Annual Report for the year ended June 30, 1998).

         (i) Ellison Christopher Morgan, Morgan Capital Management, owned 29,340 shares (0.23%)

         (ii)     Ellison Carl Morgan owned 100,000 shares (0.78%)

         (iii)    MCM Partners, LP owned 760,000 shares (5.94%)

         (iv)     Ellison C. Morgan Revocable Trust owned 262,500 shares (2.05%)

         (v)      2030 Investors, LLC owned 61,000 shares (0.48%)

         (vi)     2030 Investors 401K owned 32,030 shares (0.25%)

         (vii)    Total of the above is 1,244,870 (9.72%)

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 2 to the Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 95244U104                                          Page 14 of 17 Pages
-------------------                                          ------------------

(c) See Schedule A for a listing of transactions in shares of Common Stock or other securities of the Company by the Reporting Persons not previously reported on this Schedule 13D. All such transactions were effected in open market transactions.

(d) (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As set forth under Item 5, Ellison Christopher Morgan makes voting and dispositive decisions for MCM Partners, L.P. and Morgan Capital Management.

         On or about September 17, 1998, Ellison Carl Morgan entered into the following agreements with the Company involving securities of the Company:

         (a) Purchased 100,000 shares of the Company's Common Stock at a purchase price of $2.50 per share, pursuant to the terms of a Common Stock Purchase Agreement dated September 17, 1998.

         (b)      Received a  Convertible  Subordinated  Promissory  Note in the
                  amount of $237,500 maturing September 16, 2000. The Convertible Note is convertible into the issuer's Common Stock at any time prior to maturity at a purchase price (subject to adjustment) of $2.025 per share.

         (c) Entered into a Registration Rights Agreement pursuant to which the Company agreed to cause to be registered with the Securities and Exchange Commission certain shares of its Common Stock purchased, or which may be purchased, by Mr. Morgan pursuant to the above agreement.

Item 7.  Matter to be filed as Exhibits

                  Not applicable.

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 95244U104                                          Page 15 of 17 Pages
-------------------                                          ------------------

SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 3, 1998



By:    /s/ Ellison Christopher Morgan         By:      /s/ Ellison Carl Morgan
       ------------------------------                  -----------------------
       Ellison Christopher Morgan                      Ellison Carl Morgan


MCM PARTNERS, L.P.


By:    /s/ E.C. Morgan
       ------------------------------
       E.C. Morgan, General Partner


ELLISON C. MORGAN REVOCABLE TRUST


By:    /s/ Ellison C. Morgan
       ------------------------------
       Ellison C. Morgan, Trustee

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 95244U104                                          Page 16 of 17 Pages
-------------------                                          ------------------

2030 INVESTORS, LLC


By:    /s/ Ellison Carl Morgan
       -----------------------------
       Ellison Carl Morgan


2030 INVESTORS 401K


By:    /s/ Ellison Carl Morgan
       -----------------------------
       Ellison Carl Morgan

                                  SCHEDULE 13D

-------------------                                          ------------------
CUSIP NO. 95244U104                                          Page 17 of 17 Pages
-------------------                                          ------------------


                                   SCHEDULE A

                          TRANSACTIONS IN COMMON STOCK


--------------------------------------------------------------------------------
                                                 Bought              Aggregate
              Party                     Date     (Sold)    Price       Price
--------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust     6/24/98     5,000    2.406     $12,336.25
--------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust     6/25/98    10,000    2.562      26,225.00
--------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust     6/25/98     4,000    2.625      10,740.00
--------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust     6/25/98     8,000    2.593      21,230.00
--------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust     6/25/98     2,000    2.593       5,307.50
--------------------------------------------------------------------------------
Ellison C. Morgan Revocable Trust     6/25/98     1,000    2.562       2,627.50
--------------------------------------------------------------------------------
2030 Investors LLC                     7/8/98    10,000    2.498      24,975.00
--------------------------------------------------------------------------------
         Total                                   40,000             $103,441.25
--------------------------------------------------------------------------------